SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

OPENTV CORP.

(Name of Subject Company)

OPENTV CORP.

(Name of Person Filing Statement)

CLASS A ORDINARY SHARES OF NO PAR VALUE

(Title of Class of Securities)

G67543101

(CUSIP Number of Class of Securities)

Mark Beariault

Senior Vice President, General Counsel

OpenTV Corp.

275 Sacramento Street

San Francisco, California 94111

(415) 962-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Lee D. Charles

Baker Botts L.L.P.

30 Rockefeller Plaza

New York, New York 10112

(212) 408-2500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

(a) Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Statement”) relates is OpenTV Corp., a British Virgin Islands business company (the “Company”). The address of the principal executive offices of the Company is 275 Sacramento Street, San Francisco, California 94111. The telephone number of the Company at its principal executive offices is (415) 962-5000.

(b) Securities

The title of the class of equity securities to which this Statement relates is the Class A ordinary shares of no par value of the Company (the “Shares”). As of the close of business on July 31, 2009 (as reported in the Company’s Definitive Proxy Statement on Schedule 14A filed by the Company on September 8, 2009 (the “Proxy Statement”)), 107,908,502 Shares were outstanding. The Shares are traded on The NASDAQ Global Market (“Nasdaq”) under the symbol “OPTV.”

Based on the disclosure in Amendment No. 5 to the Schedule 13D of Kudelski SA, a public limited company organized under the laws of Switzerland (“Parent”), filed with the Securities and Exchange Commission (the “SEC”) on October 5, 2009, Parent, together with its wholly-owned subsidiaries (collectively, the “Kudelski Group”), is the beneficial owner of 14,436,148 Shares and 30,206,154 Class B ordinary shares of the Company. Each Share entitles its holder to one vote, and each Class B ordinary share entitles its holder to ten votes. Based on the number of Shares and Class B ordinary shares of the Company outstanding as of July 31, 2009, the Kudelski Group beneficially owns approximately 13.4% of the outstanding Shares and 100% of the outstanding Class B ordinary shares of the Company. The Shares and Class B ordinary shares owned by the Kudelski Group represent approximately 32.3% of the outstanding ordinary shares of the Company and approximately 77.2% of the total voting power of the outstanding ordinary shares of the Company as of July 31, 2009.

Item 2. Identity and Background of Filing Person.

(a) Name and Address

The person filing this Statement is the Company. The Company’s name, business address and business telephone number are set forth in Item 1(a) above and incorporated by reference into this Item 2(a).

(b) Tender Offer

This Statement relates to the offer by Kudelski Interactive Cayman, Ltd., a wholly-owned subsidiary of Parent (“Purchaser”), to purchase all outstanding Shares not owned by the Kudelski Group for $1.55 per Share, net to seller in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 5, 2009 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” which, together with the Offer to Purchase, constitute the “Offer”). The Offer is further described in a Tender Offer Statement and Rule 13e-3 Transaction Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Purchaser with the SEC on October 5, 2009. According to the Schedule TO, the Offer and withdrawal rights will expire at 5:00 P.M., New York City time, on Friday, November 6, 2009, unless the Offer is extended. A copy of each of the Offer to Purchase and the Letter of Transmittal are attached as Exhibit (a)(1)(I) and Exhibit (a)(1)(II), respectively, to the Schedule TO.

As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser is 22-24, Route de Genève, Case Postale 134, 1033 Cheseaux, Switzerland. The telephone number of Parent and Purchaser at its principal executive offices is +41 21 732 01 01.

With respect to all information contained in this Statement or described herein as contained in the Offer to Purchase, Letter of Transmittal and the Schedule TO, including any information concerning the Kudelski Group, or actions or events with respect to the Kudelski Group, the Company takes no responsibility for the accuracy or completeness of such information or for any failure by such parties to disclose events or circumstances that may have occurred and may affect the significance, completeness or accuracy of such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as described in this Statement or incorporated herein by reference or described in the Offer to Purchase, to the knowledge of the Company, as of the date of this Statement, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) Purchaser, Parent or their respective executive officers, directors or affiliates.

Shareholders should be aware that certain officers and directors of the Company and its affiliates have interests in the Offer which are described in this Statement and which may present them with certain actual or potential conflicts of interest with respect to the Offer. This Item 3 contains information (either set forth below or incorporated herein by reference) regarding the interests of the Company’s directors and executive officers with respect to the Offer.

Information regarding agreements, arrangements and understandings and actual or potential conflicts of interest is set forth in excerpts from the following sections of the Company’s Proxy Statement, which sections are attached hereto as Annex A and are incorporated herein by reference: “Security Ownership of Certain Beneficial Owners and Management,” “Corporate Governance and Board Matters,” “Executive Compensation,” “Compensation Discussion and Analysis,” “Report of Compensation and Nominating Committee” and “Certain Relationships and Related Transactions.” The information incorporated by reference is considered a part of this Statement, except for any information that is superseded by information included directly in this Statement.

Interests in the Offer

As noted in Item 1(b) above, according to Amendment No. 5 to Parent’s Schedule 13D with respect to the Shares filed with the SEC on October 5, 2009, the Kudelski Group beneficially owns Shares and Class B ordinary shares representing approximately 77.2% of the outstanding voting power of the Company. Accordingly, the Kudelski Group can determine the outcome of any matter put to the vote of the Company’s shareholders.

Certain directors and executive officers of the Company have actual or potential conflicts of interest in connection with the Offer, as summarized herein. As of the date of this Statement, (a) six of the 10 members of the board of directors of the Company are also officers or directors of Parent and (b) one additional member of the board of directors of the Company has served as a paid consultant to Parent.

André Kudelski is the Executive Chairman of the board of directors of the Company and the Chairman and Chief Executive Officer of Parent. Lucien Gani is a director of the Company and the General Counsel and Head of Legal Affairs of Parent. Alex Osadzinski is a director of the Company and Executive Vice President and Director, Digital TV Product at Parent. Pierre Roy is a director of the Company and Chief Operating Officer and Executive Vice President of Nagravision S.A. (a subsidiary of Parent) and an Executive Vice President of Parent. Mauro Saladini is a director of the Company and Executive Vice President and Chief Financial Officer of Parent. Claude Smadja is a director of the Company and Vice Chairman of the board of directors of Parent. Messrs. Kudelski, Gani, Osadzinski, Roy, Saladini and Smadja are referred to as the “Affiliated Directors.”

Nigel (Ben) Bennett, a director of the Company and the Chief Executive Officer of the Company, James Chiddix, a director of the Company, Joseph Deiss, a director of the Company, and Jerry Machovina, a director of the Company, are not directly affiliated with the Kudelski Group and are referred to as the “Non-Affiliated Directors.” However, each of Messrs. Bennett and Chiddix may be deemed to have a conflict of interest in connection with the Offer. Mr. Bennett is the Chief Executive Officer of the Company and has a direct reporting relationship to Mr. Kudelski, in his capacity as the Executive Chairman of the board of directors of the Company, and Mr. Bennett expects this reporting relationship to continue following the Offer. Mr. Chiddix served as a paid consultant to the Kudelski Group from April 2007 to April 2009. None of Messrs. Bennett, Chiddix, Deiss, or Machovina has entered into any agreement or arrangement with a member of the Kudelski Group with respect to the Offer.

If the Company’s Non-Affiliated Directors and executive officers were to tender any Shares they own for purchase pursuant to the Offer, they would receive the same cash consideration per Share on the same terms and conditions as the other shareholders of the Company. As of October 13, 2009, the Company’s Non-Affiliated Directors (not including Mr. Bennett who also serves as Chief Executive Officer) beneficially owned 84,637 Shares and the Company’s executive officers (including Mr. Bennett) beneficially owned 431,731 Shares, or a total of 516,358 Shares in the aggregate (in each case, excluding options to purchase Shares and Shares that are subject to restrictions on sale and transfer). If the Non-Affiliated Directors and executive officers were to tender all 516,368 Shares beneficially owned by them for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, such Non-Affiliated Directors and executive officers would receive an aggregate of approximately $800,370 in cash.

As of October 13, 2009, the Company’s Non-Affiliated Directors (not including Mr. Bennett who also serves as Chief Executive Officer) held options to purchase 117,500 Shares, 84,527 of which have vested, and the Company’s executive officers (including Mr, Bennett) held options to purchase 903,775 Shares, 867,147 of which have vested, or a total amount of options to purchase 1,021,275 Shares in the aggregate, 951,674 of which have vested. The exercise prices of such vested stock options range from $1.18 to $54.25 per share and have a weighted average exercise price of $5.39 per Share. If such vested options that have an exercise price less than $1.55 per Share were to be exercised and the Shares underlying such option were accepted for purchase and purchased by Purchaser, the aggregate net gain to the Non-Affiliated Directors and executive officers would be approximately $4,163.

According to the Offer to Purchase, none of the Affiliated Directors will tender any Shares beneficially owned by them for purchase pursuant to the Offer.

See Annex A to this Statement for more information regarding the security ownership of the Company’s directors and executive officers.

Certain Compensation Matters and Related Party Transactions.

Information regarding the compensation of the Company’s executive officers and directors is set forth in the Proxy Statement under the sections entitled, “Executive Compensation,” “Compensation Discussion and Analysis” and “Report of Compensation and Nominating Committee” which are also attached to this Statement as Annex A and are incorporated herein by reference. In addition to the information regarding the compensation of directors included in our Proxy Statement and Annex A, each member of the special committee of the board of directors that was formed to evaluate a proposal made by the Kudelski Group in February 2009 to acquire all of the Shares it did not own received $75,000 for their service on that committee and the chairman of the committee received an additional $15,000. For more information regarding the special committee and the Kudelski Group proposal, see Item 4(b) below.

Information regarding certain agreements the Company has with members of the Kudelski Group is set forth in the Proxy Statement under the section entitled “Certain Relationships and Related Transactions” which is also attached to this Statement as Annex A and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

(a) Recommendation of the Board

The board of directors of the Company is expressing no opinion as to whether the holders of Shares should tender their Shares pursuant to the Offer and is remaining neutral as to the Offer. The board of directors has made no determination whether the Offer is fair to and in the best interest of the holders of the Shares, and is making no recommendations regarding whether the holders of the Shares should accept the Offer and tender their Shares. Consequently, the board of directors urges each holder to make its own decision regarding the Offer based on all of the available information, including the factors considered by the board and described below. Seven of the ten directors (including all of the Affiliated Directors) approved the foregoing neutral recommendation and three directors, Messrs. Bennett, Deiss and Machovina, abstained from such vote.

(b) Background and Reasons for the Recommendation of the Board of Directors

Background

Throughout the period covered by this background section, in the ordinary course of business, representatives of the Company and of the Kudelski Group participated in many meetings and discussions related to the commercial relationship between the Company and the Kudelski Group, including joint product strategy and customer development efforts, without discussing any proposal by Parent to acquire Shares.

The Company was formed as an international business company incorporated under the International Business Companies Act of the British Virgin Islands in September 1999 to act as a holding company for OpenTV, Inc., which then became its principal operating subsidiary. The Company is one of the world’s leading providers of advanced digital television solutions dedicated to creating and delivering compelling viewing experiences to consumers of digital content worldwide. The Company’s software enables cable, satellite, telecommunications, and digital terrestrial operators to offer enhanced television experiences to their viewers. The Company sells its software solutions principally to network operators and manufacturers of digital set-top boxes and digital televisions. The Company also sells related software solutions to broadcasters, programmers and advertisers that enable them to offer interactive and enhanced television experiences.

On January 16, 2007, the Kudelski Group acquired all of the Class A and Class B ordinary shares of the Company owned by Liberty Media Corporation (the former controlling shareholder of the Company) and the Kudelski Group became the controlling shareholder of the Company.

On February 20, 2009, André Kudelski, Chairman and Chief Executive Officer of Parent and Executive Chairman of the board of directors of the Company, advised Nigel (Ben) Bennett, Chief Executive Officer and director of the Company, that Parent viewed the possible acquisition of the remaining Shares not already owned by the Kudelski Group as a potentially attractive option for all concerned, including the Company’s shareholders, employees, customers and partners. Mr. Kudelski informed Mr. Bennett that Parent had not yet decided whether it would make a proposal to acquire the remaining Shares, but would like to discuss the possibility further at the upcoming board meeting of the Company.

At the Company’s board meeting held on February 23 and 24, 2009, Mr. Kudelski discussed with the Company’s board Parent’s potential consideration of the acquisition of the remaining Shares. The Company held a conference call announcing its most recent quarterly results early on February 25, 2009.

On February 26, 2009, Mr. Bennett received a call from Mr. Kudelski during which Mr. Kudelski informed Mr. Bennett that Parent intended to submit a written expression of interest to the Company to acquire the Shares not already owned by the Kudelski Group at a price of $1.35 per Share and to publicly disclose the proposal in an amendment to Parent’s Schedule 13D filed with the SEC. Mr. Kudelski then spoke with Eric Tveter and Joseph Deiss, independent members of the Company’s board of directors, to inform them of this proposal. On February 26, 2009, the board of directors of the Company received a proposal from Parent to acquire the Shares not already owned by the Kudelski Group for $1.35 per Share in cash. In the proposal, Parent stated that it was interested only in the proposed transaction and would not sell its ownership in the Company. The proposal stated that it was not subject to a financing condition and that the Kudelski Group expected that a special committee of independent directors of the Company would be formed to evaluate the proposal.

On February 27, 2009, Parent filed an amendment to its Schedule 13D publicly disclosing its proposal, which included as exhibits the letter containing the proposal to the Company’s board of directors and slides Parent used at a press conference it hosted on February 27, 2009 regarding the proposal. The Company also issued a press release stating that it had received Parent’s proposal and that the Company’s board of directors would meet to consider it.

Later in the day on February 27, 2009, Mark Beariault, the Senior Vice President, General Counsel of the Company, and representatives of Baker Botts LLP (Baker Botts), outside counsel to the Company, spoke with representatives of Cooley Godward Kronish LLP (Cooley), outside counsel to Parent in connection with the proposal, to discuss the proposal and the creation of a special committee of the board of directors of the Company to consider the proposal.

On March 2, 2009, Messrs. Deiss, Machovina and Tveter, each of whom were independent directors of the Company and members of the Company’s audit committee, held discussions with representatives of Baker Botts regarding the legal duties of the Company’s directors in connection with the proposal.

On March 3, 2009, at a special meeting of the Company’s board of directors, the board of directors discussed Parent’s proposal and the establishment of a special committee of independent directors to consider and act with respect to the proposal. With the assistance of Baker Botts, the board of directors considered the independence of Messrs. Deiss, Machovina and Tveter with respect to their service on the special committee. The board of directors determined that there were no relationships with the Company or with the Kudelski Group or any of its representatives that would interfere with the independence of Messrs. Deiss, Machovina or Tveter in connection with considering the proposal. At the special meeting of the board of directors, representatives of Baker Botts also reviewed with the directors their fiduciary duties and responsibilities, as well as the process to be expected in connection with the special committee’s and the full board of directors’ consideration of Parent’s proposal. At the special meeting, the board of directors also considered and discussed the scope of the authority of the special committee. Following this discussion, the meeting was adjourned until the following day.

On March 3 and March 4, 2009, representatives of Cooley and Baker Botts negotiated the scope of the authority of the special committee and the details of the related board resolutions. On March 4, 2009, the special meeting of the Company’s board of directors reconvened and during that meeting the board of directors established a special committee comprised of Messrs. Deiss, Machovina and Tveter (Special Committee) and authorized the Special Committee to exercise the power of the board with respect to the consideration and negotiation of the proposal by Parent or any revised proposal, including the authority to negotiate with Parent and the Kudelski Group and to accept or reject Parent’s proposal. In addition, the board of directors of the Company authorized the Special Committee to retain the services of its own legal and financial advisors at the Company’s expense.

On March 4, 2009, the Company issued a press release announcing the formation and composition of the Special Committee.

On March 5, 2009, a representative of Baker Botts and a representative of Cooley had a telephone call in which Baker Botts stated that until the Special Committee had selected financial and legal advisors, the Company would not be in a position to have any conversations with Parent or Credit Suisse, the investment banking firm advising Parent with respect to its proposal, regarding Parent’s proposal.

On March 5 and March 6, 2009, the members of the Special Committee, representatives of Baker Botts and Shum Mukherjee, Chief Financial Officer of the Company, interviewed representatives of six investment banking firms with the objective of selecting one or more firms as financial advisor to the Special Committee. These representatives discussed their expertise, experience in and perspective on the interactive television, cable, satellite and telecommunications industries, their preliminary view of the substance and process of evaluating Parent’s proposal, as well as information about their respective firms. They also responded to a variety of questions from the members of the Special Committee regarding their experience in advising special committees in a controlling shareholder context and their independence, objectivity and any relationships that might pose potential conflicts. During this period, members of the Special Committee also interviewed representatives of three law firms with the objective of selecting one to serve as a legal advisor to the Special Committee.

On March 6, 2009, the Special Committee selected Covington & Burling LLP (Covington) to serve as its independent legal counsel based on a variety of factors, including the reputation and experience of Covington in mergers and acquisitions, its experience in representing special committees in similar transactions as that proposed by Parent and the absence of relationships creating a potential conflict of interest.

Between March 6 and March 13, 2009, the Special Committee met with representatives of Covington to discuss the credentials of the investment banking firms and determined, after further discussions with certain of the firms, to retain UBS Securities LLC (UBS) as its independent financial advisor in connection with its review of the proposal from Parent. Among the factors the Special Committee considered in selecting UBS were its global perspective and presence; strong technology practice; and its recent experience in similar transactions. The Special Committee also considered the financial strength of UBS, any relationships that UBS had with the Kudelski Group as well as any other relationships that would affect UBS’ ability to act as independent financial advisor to the Special Committee. After consideration of the foregoing, the Special Committee concluded that UBS had the deepest industry experience and strongest global platform for an international transaction and was capable of rendering unbiased and independent advice to the Special Committee. During this period, the Special Committee, representatives of Covington and representatives of Baker Botts negotiated the terms of the engagement letter with UBS. At a meeting of the Special Committee held on March 12, 2009, the Special Committee unanimously approved the selection of UBS as financial advisor to the Special Committee and approved the engagement letters with each of UBS and Covington.

On March 11, 2009, Mr. Kudelski, in his capacity as Executive Chairman of the board of directors of the Company, met with the Company’s executive team to discuss the Company’s 2008 performance, the current forecasts for 2009 and general corporate strategic matters relating to the Company. He also had general discussions with members of management regarding the impact of Parent’s proposal on the Company’s investors, business, customers, partners and employees. In addition, on March 11, 2009, Mr. Kudelski had dinner with Messrs. Bennett and Beariault during which they had a general discussion about the Company and how to ensure stability and continued momentum at the Company, both internally and with clients.

On March 16, 2009, the Company issued a press release announcing that the Special Committee had selected UBS as its independent financial advisor in connection with its review of the proposal from Parent and had retained Covington to serve as its independent legal counsel.

Commencing on March 13, 2009 and continuing throughout negotiations between the Special Committee and the Kudelski Group, representatives of UBS met with members of the Company’s management team on multiple occasions to conduct a review of the Company in order for UBS to provide a report to the Special Committee regarding Parent’s proposal. At these meetings, management of the Company provided representatives of UBS with, among other things, an overview of the Company’s operations, presentations regarding the Company’s historical performance, financial models regarding management’s estimates for the Company’s future performance, a summary of the corporate ownership history of the Company, a discussion regarding the Company’s intellectual property portfolio and strategy, a summary of the Company’s customer arrangements and an overview of the status of the Company’s litigation position. During these sessions, representatives of UBS had an opportunity to ask questions of the Company’s management team regarding the financial models and projections prepared by the Company. The Special Committee received periodic updates from its advisors during this period and discussed with representatives of UBS their preliminary views regarding valuation.

Between March 8 and March 18, 2009, Yves Pitton, Senior Vice President, Director of Corporate Development of Parent, communicated with Mr. Beariault regarding the compensation to be paid to members of the Special Committee for their service on the committee.

On March 18, 2009, the Special Committee met to receive an update from UBS on the status of UBS’ review of the Company. At the meeting, representatives of UBS reported that Discovery Equity Partners, L.P. (Discovery), the beneficial owner of more than 5% of the Shares, had requested a meeting with representatives of UBS and the Special Committee. Later in the day on March 18th, the Company’s board of directors met to receive a status report from the Special Committee. At the meeting, the Special Committee explained its process in selecting Covington as its legal advisor and UBS as its financial advisor, including details regarding the compensation of its independent advisors. The board of directors also discussed and approved the compensation to be paid to the members of the Special Committee for their service on the committee.

On March 23, 2009, representatives of UBS met in-person and telephonically with representatives of Credit Suisse and members of Parent’s management to discuss Parent’s perspectives on the Company’s business prospects and Parent’s rationale for the proposed transaction. Parent also confirmed its position that it had no intention of selling its shares in the Company to a third party. On March 24, 2009, representatives of Credit Suisse and UBS held a telephonic meeting to discuss a proposed schedule for completing the due diligence process.

Between March 19 and March 25, 2009, representatives of Cooley and Baker Botts negotiated the terms of an amendment to the confidentiality agreement between the Company and Parent, which amendment was executed on March 26, 2009. The confidentiality agreement had initially been entered into in 2001 in connection with commercial relationships between the Company and the Kudelski Group.

On March 25, 2009, the Company, the Special Committee and their respective advisors became aware that representatives of the Kudelski Group were scheduled to meet with representatives of Pinnacle Associates, Ltd. (Pinnacle), the beneficial owner of more than 5% of the Shares, on March 26, 2009 to discuss Parent’s proposal. On March 26, 2009, representatives of Baker Botts telephoned a representative of Cooley to discuss the purpose of the meeting and the scope of information the Kudelski Group expected to provide to Pinnacle at this meeting.

On March 27, 2009, representatives of Covington and UBS, and certain members of the Special Committee, met telephonically with representatives of Discovery at which meeting Discovery made a presentation to the Special Committee regarding its views on Parent’s proposal. At this meeting, representatives of Discovery advised the members of the Special Committee that they had met previously with representatives of the Kudelski Group (none of whom were members of the Company’s board of directors) on March 26, 2009, and at that meeting representatives of the Kudelski Group presented Discovery with their analysis regarding the Company’s financial position and prospects. At the conclusion of the meeting with Discovery, Mr. Tveter, together with a representative of Covington, advised a representative of Baker Botts about the discussion, including the scope of the information that Discovery had received from the Kudelski Group. Representatives of Baker Botts had separate discussions with Mr. Beariault and representatives of Cooley regarding the March 26th meeting.

On March 28, 2009, the members of the Special Committee, who also constituted the audit committee of the Company’s board of directors, had a meeting to discuss the meetings between the representatives of the Kudelski Group with each of Discovery and Pinnacle. Also present during this meeting were representatives from Covington and Baker Botts. Baker Botts advised the members of the audit committee on the Company’s disclosure obligations under the federal securities laws with respect to the communications between the Kudelski Group and shareholders of the Company. Covington discussed with the members of the Special Committee the impact such communications might have on the special committee process. The Special Committee also discussed the schedule and agenda for the upcoming board of directors meeting.

On March 31, 2009, the Company’s management team met with the Special Committee and its advisors to present management’s financial model and forecast for the Company, which had been requested by the Special Committee. The members of the Special Committee and representatives of UBS had an opportunity to ask questions regarding management’s financial analyses and projections and the parties discussed various topics including the assumptions used by management in compiling its projections, the specific revenues by customer and country, levels of R&D investments and the cost of sales.

On April 2, 2009, Discovery sent a letter to the board of directors of the Company and issued a press release stating its objections to Parent’s proposal and describing its meeting with the Kudelski Group. Discovery also filed with the SEC on April 2, 2009 an amendment to its Schedule 13D disclosing these matters, which included as exhibits its letter to the Company’s board of directors, the press release and copies of the presentation materials Discovery made available to the Special Committee.

The board of directors of the Company met on April 3, 2009 to receive an update on the Special Committee’s progress in evaluating Parent’s proposal. Also present at the meeting were Messrs. Beariault and Mukherjee and representatives of Baker Botts and Covington. At the meeting Mr. Tveter summarized for the members of the board of directors the progress the Special Committee and its advisors had made in evaluating Parent’s proposal. In addition, Mr. Tveter stated that the meetings held by representatives of the Kudelski Group with shareholders of the Company might have the effect of complicating the Special Committee’s consideration of Parent’s proposal. The board requested that Mr. Kudelski, in his capacity as Executive Chairman of the board of directors of the Company, request that the Kudelski Group cease communications between representatives of the Kudelski Group and shareholders of the Company until such time as the Special Committee had formed a view regarding Parent’s proposal.

Members of the Company’s and Parent’s respective management teams and representatives of UBS and Credit Suisse met on April 6, 2009 to discuss Parent’s perspective on the Company’s business and prospects, including the historical financial performance of the Company, competitive environment, levels of investments required in the Company’s business and the impact on the financial forecasts prepared by the Company’s management.

On April 10, 2009, the Company’s management team met with the Special Committee and its advisors to present an updated financial model and forecast for the Company, which had been requested by the Special Committee after the March 31, 2009 presentation. The members of the Special Committee and representatives of UBS had an opportunity to ask questions regarding management’s financial analyses and projections.

In addition, on April 10, 2009, a representative of Cooley provided representatives of Baker Botts and Covington with a draft press release that Parent was considering releasing regarding public statements Discovery had made regarding Parent’s proposal. The three counsel discussed the contents of the release and representatives of Covington and Baker Botts requested that Parent not make any public announcement until the Special Committee had reached a conclusion about Parent’s proposal.

On April 11, 2009, Mr. Tveter, on behalf of the Special Committee, sent Mr. Kudelski a letter in his capacity as Executive Chairman of the Company’s board of directors. In the letter, Mr. Tveter requested that Mr. Kudelski communicate to the Kudelski Group that the Kudelski Group cease all communications with shareholders until such time as the Special Committee completed its process of evaluating Parent’s proposal.

On April 14, 2009, Mr. Kudelski, in his capacity as Executive Chairman of the Company’s board of directors, met with the Company’s executive team and had a general discussion regarding the Company’s business, employees and strategic direction.

On April 16, 2009, the Special Committee met with representatives of Covington and UBS and received an update regarding the process of evaluating Parent’s proposal and a preliminary financial analysis prepared by representatives of UBS regarding the Company and Parent’s proposal. UBS’ representatives provided the Special Committee with an overview of their views regarding the Company’s business model and market position and discussed management’s forecasts and financial performance. The representatives of UBS also discussed Parent’s projections for the Company’s revenue growth. The representatives of UBS advised the Special Committee that, based on their review to date and the most current management projections as of that date, their preliminary analysis suggested that the valuation multiples for the Company’s projected and recent historical earnings before interest, taxes, depreciation and amortization (EBITDA) implied by the $1.35 per Share offer price were generally well below the corresponding EBITDA multiples, to the extent available, for selected publicly traded technology companies and selected technology companies which had been involved in business combination transactions reviewed by UBS. Following the presentation from the representatives of UBS, the Special Committee discussed how best to communicate its views to the Kudelski Group.

Following the Special Committee meeting on April 16, 2009, representatives of UBS informed representatives of Credit Suisse that the Special Committee was not willing to negotiate a transaction unless Parent increased its proposed price by a significant amount, but would share with Credit Suisse and the Kudelski Group the financial projections and model that had been prepared by management for the Special Committee before terminating discussions regarding the proposal, provided that the Company and Parent further amended their confidentiality agreement.

Between April 16 and April 20, 2009, representatives of the Company and Baker Botts negotiated with representatives of the Kudelski Group and Cooley regarding the terms of an amendment to the confidentiality agreement between the Kudelski Group and the Company. The amendment was executed on April 20, 2009.

On April 20, 2009, a conference call was held among representatives of UBS, members of management of the Company, representatives of Credit Suisse and members of management of Parent at which members of management of the Company presented forecasts regarding the Company’s projected income and expenses for the calendar years 2009 through 2011 (the “April 17 Projections”).

On April 29, 2009, the Special Committee met with its advisors to receive an update from management of the Company regarding the April 17 Projections. A representative of Baker Botts was also present at the meeting for the discussion regarding the April 17 Projections. Messrs. Bennett and Mukherjee explained certain updates made to management’s financial model based on a review of specific information and assumptions regarding the Company’s customers as well as discussions with representatives of UBS regarding the same.

At a meeting held on April 30, 2009, representatives of UBS, members of management of the Company, representatives of Credit Suisse and members of management of Parent discussed the April 17 Projections.

On May 1, 2009, members of the Company’s management presented an update to the April 17 Projections (the “May 1 Projections”) to representatives of Credit Suisse and members of management of Parent. Representatives of UBS were also present at this meeting. After this meeting, on May 1, 2009, the Company’s management reported to the Special Committee and its advisors on management’s meeting with representatives of the Kudelski Group and Credit Suisse.

On May 4 and May 5, 2009, the Company’s board of directors held a meeting at which members of the Special Committee informed the board that the Special Committee would not engage in negotiations with Parent at the proposed $1.35 per Share price. Mr. Kudelski conveyed a willingness on behalf of Parent to increase the price somewhat but not significantly.

On May 6, 2009, representatives of Cooley, Baker Botts and Covington discussed the Special Committee’s intention to issue a press release announcing the conclusion of the Special Committee’s process. Thereafter, Mr. Tveter and Mr. Kudelski had a conversation in which Mr. Kudelski expressed some willingness to consider a proposal at $1.50 per Share and Mr. Tveter stated that he believed that the price should be at or above $2.00 per Share for the Special Committee to consider but that perhaps further discussions would be productive. Following that conversation, representatives of Baker Botts and Covington informed representatives of Cooley that the Special Committee would not be issuing a press release in light of the prospects for further discussions between the parties.

On May 8, 2009, a conference call was held among members of the Special Committee, members of the Company’s management, members of Parent’s management and representatives of UBS and Credit Suisse to discuss Parent’s revised financial analysis regarding the Company.

On May 13, 2009, representatives of Parent met with the Special Committee to discuss the parties’ differing views on the forecasts regarding the Company’s financial position.

Between May 14 and May 18, 2009, management of the Company reviewed the Kudelski Group’s analysis of the May 1 Projections and on May 19, 2009 met with the Special Committee and representatives of UBS, Covington and Baker Botts to discuss management’s view of the Kudelski Group’s analysis. Management of the Company also proposed updates to the May 1 Projections based on a review of specific information and assumptions regarding the Company’s customers, which included input from customers. During this meeting, members of the Special Committee made a number of inquiries of the Company’s management regarding the revised assumptions and financial information, and the reasons behind the revisions. As a result of these discussions, management of the Company prepared and delivered an updated forecast to representatives of UBS on May 19, 2009 (the “May 19 Projections”).

Between May 20 and May 26, 2009, members of the Company’s management met internally and with representatives of UBS regarding the assumptions underlying the May 19 Projections. Based on input and comments provided during these discussions, members of the Company’s management provided an update to the May 19 Projections to representatives of UBS on May 26, 2009 (the “May 26 Projections”).

On May 29, 2009, the Special Committee met with its advisors and management of the Company to discuss the May 26 Projections and the assumptions used to prepare the financial model. After the members of the Company’s management had left the meeting, the Special Committee discussed with its advisors the May 26 Projections and the process for presenting the May 26 Projections to the Kudelski Group.

After the Special Committee meeting, on May 29, 2009, representatives of UBS provided the May 26 Projections to representatives of Credit Suisse. Representatives of UBS requested that Parent provide a revised written proposal regarding its offer for all of the Shares (other than Shares beneficially owned by Parent) by Tuesday, June 2, 2009.

On June 2, 2009, representatives of Credit Suisse informed representatives of UBS that Parent would not be providing a revised offer at that time, but that Mr. Kudelski would be contacting the members of the Special Committee directly to discuss the status of Parent’s proposal and that Parent would prefer that the Special Committee not reject the proposal prior to such discussions. Following the discussions between representatives of each of Credit Suisse and UBS, the Special Committee met with its advisors during which meeting representatives of UBS reported on its discussions with Credit Suisse. After discussion among the members of the Special Committee and its advisors, the Special Committee determined that a further meeting with the Kudelski Group would not be productive and that the Special Committee would reject the $1.35 per Share offer as inadequate.

On June 3, 2009, the Special Committee issued a press release rejecting Parent’s proposal as inadequate and not in the best interests of the Company and its shareholders.

On June 4, 2009, the Kudelski Group issued a press release that commented on the rejection of Parent’s proposal by the Special Committee; commented on public disclosure previously made by Discovery on April 2, 2009; and announced that the Kudelski Group was withdrawing its proposal and terminating discussions with the Special Committee.

At a meeting of the Company’s board of directors held on June 17, 2009, the board of directors voted unanimously to dissolve the Special Committee. At no time after such date did representatives of UBS perform any further services for the Company, or make any presentations to or participate in any discussions with representatives of the Company, with respect to any proposal by any member of the Kudelski Group to acquire Shares, including with respect to the Offer.

On August 25, 2009, Aleksander Osadzinski, Executive Vice President and Director, Digital TV Product at Parent, was unanimously elected by the Company’s board of directors to serve as a member of the board.

The Purchaser notified the Company on October 4, 2009 of its intent to launch the Offer by providing a copy of the press release announcing commencement of the Offer via email to members of the Company’s board of directors. In the evening of October 4, 2009, Mr. Beariault contacted representatives of Baker Botts regarding the Offer. The Purchaser publicly announced its Offer on October 5, 2009 and filed with the SEC a tender offer statement on Schedule TO and an amendment to its Schedule 13D.

On October 5, 2009, Messrs. Beariault and Bennett, other members of the Company’s management and representatives of Baker Botts had discussions regarding the Offer and the responsibilities of the Company under the federal securities laws and the laws of the British Virgin Islands. In addition, on October 5, 2009, representatives of Baker Botts discussed with a representative of Conyers, Dill & Pearman, British Virgin Islands counsel to the Company, the Company’s and the board of directors’ duties and responsibilities under British Virgin Islands law with respect to the Offer. In the evening of October 5, 2009 representatives of Baker Botts had a discussion with representatives of Cooley regarding the Offer.

During the period from October 5 until October 8, 2009, representatives of Baker Botts had discussions with the independent directors on the Company’s board of directors regarding the Offer and their fiduciary duties with respect to the Offer. During this period representatives of Baker Botts also had discussions with the Company’s management regarding the Offer and the obligation to issue a response on Schedule 14D-9.

On October 7, 2009, Mr. Tveter, who had already determined not to stand for re-election to the Company’s board of directors at the Company’s annual shareholder meeting scheduled for November 4, 2009, submitted a written resignation from the board of directors.

On October 8, 2009, the board of directors of the Company held a meeting to discuss the Offer and the Company’s response required by Rule 14e-2. Also present at the meeting were Mr. Beariault and representatives of Baker Botts. During the meeting Baker Botts reviewed for the members of the board the material terms of the Offer and explained the Company’s responsibilities and duties under U.S. federal securities laws and the laws of the British Virgin Islands. After a discussion concerning the Company’s response on Schedule 14D-9, the board of directors authorized management of the Company to file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC in which the Company would remain neutral with respect to the Offer. Each of Mr. Kudelski, Claude Smadja, Mauro Saladini, Lucien Gani, Pierre Roy and Mr. Osadzinski, all of whom are Affiliated Directors, and Mr. Chiddix voted in favor of the proposal for the Company to remain neutral with respect to the Offer. Messrs. Bennett, Deiss and Machovina abstained from the vote.

Reasons and Factors for the Recommendation of the Board of Directors

In considering the Offer and the transactions contemplated thereby, the board of directors consulted with the Company’s outside legal counsel. In expressing no opinion as to whether the Company’s shareholders should accept the Offer and tender their Shares to the Purchaser pursuant to the Offer, the board of directors noted the conflicts of interest facing its members in evaluating the Offer. In light of these conflicts of interest, it was determined that it would be more appropriate to remain neutral than to take a position with respect to the Offer. In determining that the Company will remain neutral with respect to the Offer, the Company’s board of directors also noted that the law of the British Virgin Islands, which governs the duties and obligations of the Company’s board of directors, does not impose any fiduciary or other duty or obligation on the Company or the Company’s board of directors to obtain any particular price or fair price in the Offer, to approve or disapprove the Offer, make any statement or recommendation or otherwise play any role in connection with the Offer. Furthermore, the law of the British Virgin Islands does not impose any fiduciary or other duty or obligation on the Company or the Company’s board of directors to make any determination or analysis regarding the Offer or the Offer Price, including whether the terms of the Offer or the Offer Price is fair to unaffiliated shareholders, nor does it require either of them to obtain, or retain any outside person to prepare, any report, opinion or appraisal relating to the value of the Company, the Shares or the fairness of the Offer or to negotiate on behalf of the unaffiliated shareholders.

In addition to the foregoing, the board of directors considered the following additional factors, which the board of directors believes should be taken into account by the shareholders in considering whether to tender their Shares:

•	the disclosures concerning the Company’s business, financial condition, results of operations, prospects and competitive position that are set forth in the Company’s filings with the SEC;

•

that the board of directors has not obtained a valuation opinion with respect to the Shares from an independent financial advisor and therefore cannot provide assurance that the $1.55 per Share Offer Price in the Offer to Purchase represents fair value for the Shares; and

•

that a special committee of the board of directors comprised of directors not affiliated with the Kudelski Group negotiated with the Kudelski Group from March 2009 until June 2009 in connection with a proposal by the Kudelski Group to acquire all of the Shares that it did not own for $1.35 per Share in cash and the special committee rejected such proposal as inadequate and not in the best interests of the Company and its shareholders.

(c) Intent to Tender

To the best of the Company’s knowledge, after reasonable inquiry, each Non-Affiliated Director and each executive officer of the Company is currently undecided as to whether such person will tender any Shares held of record or beneficially owned by such person to Purchaser in the Offer, as of the date hereof.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to the shareholders of the Company with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

Except as set forth herein or otherwise disclosed in the Offer to Purchase, to the knowledge of the Company, none of the Company or any its executive officers, directors or affiliates has effected any transaction in the Shares during the past 60 days.

The Company’s executive officers listed below have effected the following transactions involving the Shares during the past 60 days:

•

Mark Beariault, Senior Vice President, General Counsel, on September 3, 2009, had 364 Shares valued at $1.27 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares, and on October 3, 2009, had 364 Shares valued at $1.33 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares;

•

Shum Mukherjee, Executive Vice President and Chief Financial Officer, on September 3, 2009, had 522 Shares valued at $1.27 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares, and on October 3, 2009, had 522 Shares valued at $1.33 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares;

•

Mr. Bennett on September 3, 2009 had 1,118 Shares valued at $1.27 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares, and on October 3, 2009, had 1,118 Shares valued at $1.33 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares;

•

Michael Ivanchenko, Senior Vice President, Sales, on September 3, 2009, had 588 Shares valued at $1.27 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares, and on October 3, 2009, had 588 Shares valued at $1.33 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares; and

•

Joel Zdepski, Senior Vice President and General Manager, Sales, on September 3, 2009, had 447 Shares valued at $1.27 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares, and on October 3, 2009, had 538 Shares valued at $1.33 per Share withheld in satisfaction of tax withholding requirements upon the vesting of restricted shares.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Statement, to the Company’s knowledge, the Company is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any subsidiary of the Company; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth in this Statement, to the Company’s knowledge, there are no transactions, resolutions of the board of directors of the Company, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

Item 8. Additional Information.

Appraisal Rights. No appraisal rights are available to holders of Shares in connection with the Offer. However, if a subsequent redemption is consummated under the laws of the British Virgin Islands, appraisal rights will be available to holders of Shares at the time of the redemption who comply with the applicable statutory procedures under the British Virgin Islands Business Companies Act, 2004, as amended. Each such dissenting holder will be entitled to receive the fair value of such holder’s Shares (exclusive of any element of value arising from the effectuation or proposal of the redemption), as determined in accordance with the appraisal procedures of Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended. Any such determination of the fair value of such Shares could be based upon considerations other than or in addition to the price paid in the Offer and the market value of the Shares. Shareholders should recognize that the value so determined could be higher or lower than the per Share price paid pursuant to the Offer or the redemption.

The foregoing discussion is not a complete statement of the law pertaining to appraisal rights under the British Virgin Islands Business Companies Act, 2004, as amended, and is qualified in its entirety by reference to Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended, the full texts of which are set forth in Exhibit (a)(1) hereto. Any shareholder who considers demanding appraisal is advised to consult legal counsel. Failure to comply with the procedures set forth in Section 179 of the British Virgin Islands Business Companies Act, 2004, as amended, may result in the loss of appraisal rights.

Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to shareholders if a redemption is consummated.

Rule 13e-3. Because the Purchaser is an affiliate of the Company, the transactions contemplated herein constitute a “going private” transaction under Rule 13e-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Rule 13e-3 requires, among other things, that certain financial information concerning the Company and certain information relating to the fairness of the Offer, any subsequent redemption that may be effected following the consummation of the Offer, and the consideration offered to unaffiliated shareholders be filed with the SEC and disclosed to unaffiliated shareholders prior to consummation of the Offer and such redemption. The Kudelski Group filed a Rule 13e-3 Transaction Statement as part of its Schedule TO.

Parent and Purchaser’s Plans for the Company. According to the Offer to Purchase, as a result of the transactions described in the Offer to Purchase, Parent and Purchaser expect that if, pursuant to the Offer and prior to such time as the Kudelski Group is eligible to and does cause the Company to undertake a redemption of the remaining publicly held Shares, the Kudelski Group acquires a majority of the Shares not owned by (a) the Kudelski Group or its affiliates and (b) the executive officers and directors of the Company, the Kudelski Group intends to cause the Company to terminate the listing of the Shares on Nasdaq, and, if the conditions for deregistration are met, to deregister the Shares under the Exchange Act and to suspend its reporting obligations with the SEC.

Purchaser’s Financing Arrangements. According to the Offer to Purchase, the total amount of funds required by Purchaser to purchase the Shares (other than Shares beneficially owned by Parent) and pay related fees and expenses is estimated to be approximately $154 million, assuming that all of the Shares (other than Shares beneficially owned by Parent) are validly tendered and accepted for payment. Purchaser expects to have the necessary funds available from borrowings under its credit facility with Credit Suisse and Banque Cantonale Vaudoise and from available cash.

Certain Forward-Looking Statements. This Statement contains or incorporates by reference certain “forward-looking statements.” Such statements contain words such as “may,” “will,” “might,” “expect,” “believe,” “anticipate,” “could,” “would,” “estimate,” “continue,” “pursue,” or the negative comparative terminology, and may include (without limitation) the following: (i) statements that are not historical information; (ii) the Company’s expectations about actions that may or may not be taken by executive officers, members of the board of directors or affiliates of the Company; and (iii) the Company’s expectations regarding the Offer and actions taken by Purchaser, Parent and other members of the Kudelski Group.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, as well as assumptions, that, if they never materialize or prove incorrect, could cause the actual results to differ materially from those expressed or implied by such forward-looking statements. Among the factors that could cause actual results to differ materially are the following:

•	whether the conditions of the Offer will be satisfied;

•	the availability of financing and the general economic condition of the Purchaser;

•	actual or potential litigation;

•	any projections of revenue, expenses, earnings or losses from operations;

•	any statements of the plans, strategies and objectives of management for future operations;

•	any statements concerning developments, performance or market conditions relating to products or services;

•	any statements regarding future economic conditions or performance;

•	governmental regulation of the Company and changes in laws and regulation;

•	any statements of assumptions underlying any of the foregoing; and

•	other factors disclosed in the Company’s filings with the SEC.

All these forward-looking statements are based on information available to the Company at this time, and the Company assumes no obligation to update any of these statements.

Item 9. Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

Exhibit Number	Description

(a)(1)	Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended.

(e)	Excerpts from Definitive Proxy Statement on Schedule 14A filed by OpenTV Corp. on September 8, 2009 (incorporated herein by reference to Annex A of the Statement).

(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

OPENTV CORP.

Date: October 20, 2009	By:	/s/ NIGEL W. BENNETT
	Name:	Nigel W. Bennett
	Title:	Chief Executive Officer

ANNEX A

Excerpts from the OpenTV Corp. Proxy Statement filed on Schedule 14A with the Securities and Exchange Commission on September 8, 2009

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Security Ownership of Certain Beneficial Owners

The table below sets forth, to the extent known by us or ascertainable from public filings, certain information as of July 31, 2009 with respect to the beneficial ownership of each class of our ordinary shares by each person who is known by us to be the beneficial owner of more than five percent of any class of our ordinary shares.

Unless otherwise indicated in the footnotes below, each entity has sole voting power and investment power with respect to the ordinary shares set forth opposite such entity’s name. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. For the purpose of computing the percentage ownership and voting power, ordinary shares issuable upon exercise or conversion of options, warrants and convertible securities that are exercisable or convertible on or within 60 days after July 31, 2009 are deemed to be outstanding and beneficially owned by the entity holding the options, warrants or convertible securities, but are not treated as outstanding for the purpose of computing the percentage ownership and voting power of any other entity. For purposes of the following presentation, beneficial ownership of OpenTV Class B ordinary shares, though convertible on a one-for-one basis into OpenTV Class A ordinary shares, is reported as beneficial ownership of OpenTV Class B ordinary shares only, and not as beneficial ownership of OpenTV Class A ordinary shares.

The percentage ownership information set forth in the following table is based upon 107,908,502 OpenTV Class A ordinary shares and 30,206,154 OpenTV Class B ordinary shares, in each case outstanding as of July 31, 2009.

Name and Address of Beneficial Owner	Class of Stock	Number of Shares	Percent of Class		Voting Power
Kudelski SA(1) 22-24, Route de Genève Case Postale 134 1033 Cheseaux, Switzerland	Class A Class B	14,436,148 30,206,154	13.4 100.0	% %	77.2%

Discovery Equity Partners, L.P.(2) 191 North Wacker Drive Suite 1685 Chicago, IL 60606	Class A	12,310,736	11.4%		3.0%

Sun Microsystems, Inc.(3) 901 San Antonio Road Mail Stop PAL 1-S2 Palo Alto, CA 94304	Class A	7,594,796	7.0%		1.9%

Pinnacle Associates Ltd.(4) 335 Madison Avenue 11th Floor New York, NY 10017	Class A	5,545,000	5.1%		1.4%

(1)	Includes 7,902,197 Class A ordinary shares held directly by Kudelski and 6,533,951 Class A ordinary shares held by Kudelski Interactive Cayman, Ltd., a subsidiary of Kudelski. The Class B ordinary shares are held by Kudelski Interactive USA, Inc., a subsidiary of Kudelski.
(2)	Based on information contained in Amendment No. 1 to Schedule 13D filed with the SEC on April 2, 2009, Discovery Group I, LLC (“Discovery Group”) has acquired the shares on behalf of discretionary clients of Discovery Group, including Discovery Equity Partners, L.P. (“Discovery Partners”); Discovery Group is the general partner of Discovery Partners; and Daniel J. Donoghue and Michael R. Murphy are managing members of Discovery Group and may be deemed to beneficially own shares owned and/or held by and/or for the account and/or benefit of Discovery Partners.
(3)	Sun Microsystems, Inc. holds its shares through its subsidiary, Sun TSI Subsidiary, Inc.
(4)	Based on information contained in a Schedule 13G filed with the SEC on May 11, 2009, the shares reported by Pinnacle Associates Ltd. are owned by its advisory clients.

Security Ownership of Management

The following table sets forth, to the extent known by OpenTV or ascertainable from public filings, certain information as of July 31, 2009 with respect to the beneficial ownership of OpenTV Class A ordinary shares and OpenTV Class B ordinary shares by (i) each of our current directors; (ii) each of our named executive officers identified in “Executive Compensation” below; and (iii) all current directors and executive officers as a group. In addition, the table sets forth information, to the extent known by us or ascertainable from public filings, with respect to the beneficial ownership by such individuals of equity securities of Kudelski, which owns a controlling interest in us.

The following information regarding OpenTV ordinary shares is given as of July 31, 2009 and, in the case of percentage ownership information, is based on 107,908,502 OpenTV Class A ordinary shares and 30,206,154 OpenTV Class B ordinary shares, in each case outstanding on that date. The following information regarding equity securities of Kudelski is given as of July 31, 2009, unless otherwise indicated, and, in the case of percentage ownership information, is based on 46,300,000 registered shares and 48,195,170 bearer shares of Kudelski outstanding on that date. For purposes of the information below regarding ownership of Kudelski shares, Kudelski’s registered shares are wholly owned by André Kudelski and his family. The other named individuals who hold Kudelski shares own bearer shares. Each registered and bearer share entitles its holder to one vote.

Shares issuable upon exercise or conversion of options, warrants and convertible securities that are exercisable or convertible on or within 60 days after July 31, 2009, with respect to our and Kudelski securities, are deemed to be outstanding and to be beneficially owned by the person holding the options, warrants or convertible securities for the purpose of computing the percentage ownership and voting power of that person, but are not treated as outstanding for the purpose of computing the percentage ownership and voting power of any other person. For purposes of the following presentation, beneficial ownership of OpenTV Class B ordinary shares, though convertible on a one-for-one basis into OpenTV Class A ordinary shares, is reported as beneficial ownership of OpenTV Class B ordinary shares only, and not as beneficial ownership of shares of OpenTV Class A ordinary shares. So far as is known to us, the persons indicated below have sole voting and investment power with respect to the shares indicated as owned by them except as otherwise stated in the notes to the table.

Name of Beneficial Owner	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class		Voting Power
Nigel W. Bennett	OpenTV Class A OpenTV Class B Kudelski SA	722,788 — —	(1)	*		*

Mark Beariault	OpenTV Class A OpenTV Class B Kudelski SA	156,029 — —	(2)	*		*

James A. Chiddix	OpenTV Class A OpenTV Class B Kudelski SA	84,220 — —	(3)	*		*

Joseph Deiss	OpenTV Class A OpenTV Class B Kudelski SA	19,583 — 1,000	(3)	* *		* *

Lucien Gani	OpenTV Class A OpenTV Class B Kudelski SA	9,583 — 26,577	(4)	* *		* *

Michael Ivanchenko	OpenTV Class A OpenTV Class B Kudelski SA	226,824 — —	(5)	*		*

André Kudelski	OpenTV Class A OpenTV Class B Kudelski SA	14,536,148 30,206,154 54,024,311	(6) (7) (8)(9)	13.5 100.0 57.2	% % %	77.2 57.2	% %

Jerry Machovina	OpenTV Class A OpenTV Class B Kudelski SA	63,798 — —	(4)	*		*

Alex Osadzinski	OpenTV Class A OpenTV Class B Kudelski SA	— — 5,656		*		*

Shum Mukherjee	OpenTV Class A OpenTV Class B Kudelski SA	348,556 — —	(10)	*		*

Pierre Roy	OpenTV Class A OpenTV Class B Kudelski SA	9,583 — 30,602	(4)	*		*

Mauro Saladini	OpenTV Class A OpenTV Class B Kudelski SA	3,750 — 105,806	(4) (11)	*		*

Claude Smadja	OpenTV Class A OpenTV Class B Kudelski SA	9,583 — 1,300	(4)	*		*

Eric Tveter	OpenTV Class A OpenTV Class B Kudelski SA	9,375 — —	(4)	*		*

Joel Zdepski	OpenTV Class A OpenTV Class B Kudelski SA	400,206 —	(12)	*		*

All directors and executive officers as a group (15 persons)	OpenTV Class A OpenTV Class B Kudelski SA	16,600,026 30,206,154 54,195,252	(13)	15.4 100 57.3	% % %	77.5%

*	Indicates less than 1 percent
(1)	Includes beneficial ownership of 347,968 of our Class A ordinary shares that may be acquired within 60 days after July 31, 2009 pursuant to stock options.
(2)	Includes beneficial ownership of 86,354 of our Class A ordinary shares that may be acquired within 60 days after July 31, 2009 pursuant to stock options.
(3)	Includes beneficial ownership of 9,583 of our Class A ordinary shares that may be acquired within 60 days after July 31, 2009 pursuant to stock options.
(4)	Consists solely of our Class A ordinary shares that may be acquired within 60 days after July 31, 2009 pursuant to stock options.
(5)	Includes beneficial ownership of 153,159 of our Class A ordinary shares that may be acquired within 60 days after July 31, 2009 pursuant to stock options.
(6)	Represents Class A ordinary shares owned directly by Mr. Kudelski and Class A ordinary shares held by Kudelski SA and its affiliates for which Mr. Kudelski may be deemed the beneficial owner as a result of his position at Kudelski SA.
(7)	Represents Class B ordinary shares held by Kudelski SA and its affiliates for which Mr. Kudelski may be deemed the beneficial owner as a result of his position at Kudelski SA.
(8)	Includes registered and bearer shares held by Mr. Kudelski and his family (under the sole voting control of Mr. Kudelski).
(9)	Includes beneficial ownership of 198 Kudelski bearer shares that may be acquired within 60 days after July 31, 2009 pursuant to stock options.
(10)	Includes beneficial ownership of 235,415 of our Class A ordinary shares that may be acquired within 60 days after June 30, 2009 pursuant to stock options.
(11)	Includes beneficial ownership of 212 Kudelski bearer shares that may be acquired within 60 days after July 31 2009 pursuant to stock options and 1,865 Kudelski bearer shares that may be acquired within 60 days after July 31 2009 pursuant to a convertible debt instrument.
(12)	Includes beneficial ownership of 112,707 of our Class A ordinary shares that may be acquired within 60 days after July 31, 2009 pursuant to stock options.
(13)	Includes beneficial ownership of 1,060,441 of our Class A ordinary shares that may be acquired within 60 days after July 31, 2009 pursuant to stock options.

Changes in Control

We know of no arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change in control of our company.

CORPORATE GOVERNANCE AND BOARD MATTERS

Recent Events

Due to multiple commitments on their time, James A. Chiddix and Eric Tveter have decided not to stand for re-election to our board of directors at the 2009 annual meeting. Mr. Tveter is considered an independent director, as determined in accordance with the NASDAQ Global Market listing standards and applicable rules and regulations adopted by the Securities and Exchange Commission. He also currently serves as the chairman of our audit committee. The Compensation and Nominating Committee of our board of directors has commenced a search for a new independent director to replace Mr. Tveter on the board of directors and on the audit committee. In the event that our board does not appoint a suitable replacement for Mr. Tveter by the time of our 2009 annual meeting, then we will not be in compliance with the listing standard of the NASDAQ Global Market relating to the number of independent directors on our audit committee. The NASDAQ listing standards allow for a cure period during which time our Class A ordinary shares will remain listed on the NASDAQ Global Market while we seek to regain compliance. In the event we were to become non-compliant with the NASDAQ listing standards under these circumstances, we do not anticipate difficulty in finding a replacement independent director within the applicable cure period.

Board Meetings and Selection Process

Our board of directors held five (5) meetings in 2008. Each director attended at least 75% of the meetings of our board of directors that were held in 2008.

During 2008, our board of directors had an audit committee, a compensation and nominating committee and an executive committee. Each director attended at least 75% of the meetings held in 2008 by the committees on which he served.

Our board of directors encourages all members of the board to attend each annual meeting of our shareholders. Mr. Kudelski attended our last annual meeting of shareholders.

Directors are generally elected annually and serve until their successors are duly elected and qualified.

We are a “controlled company” as defined in Rule 5615(c)(1) of the Nasdaq Stock Market Rules because more than 50% of our voting power is beneficially owned by Kudelski. Please see “Security Ownership of Certain Beneficial Owners and Management” above. Therefore, we are not subject to the requirements of Rule 5605(b), (d) and (e) that would otherwise require us to have (i) a majority of independent directors on our board of directors; (ii) a compensation committee composed solely of independent directors; (iii) a nominating committee composed solely of independent directors; (iv) compensation of our executive officers determined by a majority of the independent directors or a compensation committee composed solely of independent directors; and (v) director nominees selected, or recommended for our board of directors’ selection, either by a majority of the independent directors or a nominating committee composed solely of independent directors

Director Independence

It is our policy that certain members of our board of directors be independent of our management. For a director to be deemed independent, our board of directors must affirmatively determine that the director has no direct or indirect material relationship with our company. Our board of directors evaluates each director’s independence under the NASDAQ Global Market listing standards as well as applicable rules and regulations adopted by the Securities and Exchange Commission. In accordance with these listing standards and rules, our board of directors has determined that Messrs. Deiss, Machovina and Tveter are each qualified as an independent director of our company.

Executive Sessions of Independent Directors

In connection with each regularly scheduled board meeting during 2008, our independent directors held executive sessions during which only independent directors were present.

Audit Committee

Messrs. Deiss, Machovina and Tveter are the members of the audit committee, with Mr. Tveter appointed as chairman. Each of the members of the audit committee met and continues to meet the applicable independence rules and regulations of NASDAQ and the Securities and Exchange Commission, as such rules and regulations exist on the date of this proxy statement, and each is financially literate as determined by our board of directors in light of applicable regulatory standards. Our board of directors has determined that Mr. Tveter is a “financial expert” as defined by applicable Securities and Exchange Commission rules and regulations. The audit committee met eleven (11) times in 2008. Our audit committee holds a separate meeting with our independent registered public accountants on a quarterly basis during which management and affiliated directors are excused.

The audit committee assists our board in its oversight responsibilities relating to our financial accounting, reporting and controls. The audit committee monitors and evaluates periodic reviews of the adequacy of our accounting and financial reporting processes and internal control over financial reporting that are conducted by our financial and senior management and our independent registered public accountants. In addition, the audit committee is directly responsible for the appointment, compensation and oversight of the work of our independent registered public accountants, reviews and evaluates the qualifications, independence and performance of our independent registered public accountants, monitors our compliance with legal and regulatory requirements and facilitates communication among our independent registered public accountants, our financial and senior management and our board of directors. The audit committee has the authority to obtain advice and assistance from such outside legal, accounting or other advisors as the audit committee deems necessary to carry out its duties and receives appropriate funding, as determined by the audit committee, from our company for such advice and assistance.

The charter of our audit committee is available on our website at www.opentv.com.

Audit Committee Report. Management is responsible for the preparation, presentation and integrity of our financial statements, accounting and financial reporting principles and internal controls and procedures designed to ensure compliance with accounting standards and applicable laws and regulations. The independent registered public accountants are responsible for performing an independent audit of the consolidated financial statements and an independent audit of our internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). The audit committee discussed with our independent registered public accountants the overall scope and plans for their audit. The audit committee meets with the independent registered public accountants, with and without management present, to discuss the results of their examinations, and the overall quality of our financial reporting.

In performing its oversight role, the audit committee reviewed, considered and discussed the audited financial statements with management and the independent registered public accountants. The audit committee also discussed with the independent registered public accountants the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees. The audit committee discussed with management and the independent registered public accountants the critical accounting policies applied to the company in the preparation of its financial statements. These policies arise in connection with: revenue recognition; valuation allowances (specifically the allowance for doubtful accounts and deferred tax assets); impairment of goodwill and long-lived assets; restructuring costs; and share-based compensation. The audit committee received the written disclosures and the letter from the independent registered public accountants required by the Public Accounting Oversight Board regarding the independent registered public accountants’ communications with the audit committee concerning independence, and has discussed with the independent registered public accountants their independence from OpenTV and its subsidiaries. The audit committee also considered whether the provision of non-audit services by the independent registered public accountants is compatible with maintaining their independence and has discussed with the independent registered public accountants their independence.

Based on the reports and discussions described in this report, the audit committee recommended to the board of directors, and the board approved, that the audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended December 31, 2008. The audit committee also recommended to the board of directors, and the board approved, subject to shareholder ratification, the selection of Grant Thornton LLP as independent registered public accountants for the year ending December 31, 2009.

Submitted by the members of the audit committee:

Eric Tveter (Chairman)

Joseph Deiss

Jerry Machovina

Compensation and Nominating Committee

During the year ended December 31, 2008, Messrs. Deiss, Machovina and Smadja were the members of the compensation and nominating committee, with Mr. Deiss appointed as chairman. The compensation and nominating committee met four (4) times during 2008. In August 2009, our board of directors appointed Messrs. Kudelski and Gani as additional members of the compensation and nominating committee.

The purposes of the compensation and nominating committee are (i) to oversee the company’s compensation policies and programs, including salaries, bonuses and equity compensation, and specifically to determine the compensation of the company’s executive officers; (ii) to identify, screen and review individuals qualified to serve as directors consistent with criteria approved by the board of directors and to recommend for approval by the board of directors nominees for election at the annual meeting of shareholders or to fill vacancies on the board of directors; and (iii) to review candidates for executive officers and to recommend qualified candidates for approval by the board of directors. The compensation and nominating committee considers suggestions from many sources, including shareholders, regarding possible candidates for directors. Such suggestions, together with appropriate biographical information, should be submitted to OpenTV Corp., Attn: Corporate Secretary, 275 Sacramento Street, San Francisco, California 94111. Candidates who have been suggested by shareholders will be evaluated by the compensation and nominating committee with the same degree of care and scrutiny as any other candidate considered for the board of directors. The compensation and nominating committee also acts as the administrator of the company’s equity compensation plans.

The charter of our compensation and nominating committee is available on our website at www.opentv.com.

Executive Committee

Messrs. Bennett, Chiddix, Deiss, Kudelski, Saladini and Smadja are the members of the executive committee, with Mr. Kudelski appointed as chairman. The executive committee met four (4) times during 2008. The purpose of the executive committee is to assist the board of directors by: (i) exercising powers of the board of directors (other than with regard to issues reserved to the board of directors as a whole or to the independent directors by law, regulation, listing rule or our articles of association or amended and restated memorandum of association) in relation to matters that arise between regularly scheduled meetings of the board of directors or when it is not practical or feasible for the board of directors to meet; (ii) performing specific tasks as requested by the board of directors; (iii) providing guidance to executive officers concerning the operations of the company; and (iv) reporting to the board of directors on its activities.

Shareholder Communication with Directors

Our shareholders may send communications to our board of directors or to individual directors by mail addressed to the board of directors or to an individual director c/o OpenTV Corp., Attn: Corporate Secretary, 275 Sacramento Street, San Francisco, California 94111. All such communications from shareholders will be forwarded to our directors on a timely basis.

Code of Ethics

We have adopted a code of conduct that applies to all of our employees, directors and officers. Our code of conduct constitutes our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act and the “code of conduct” under the NASDAQ Stock Market Rules. Our code of conduct is available on our website at www.opentv.com.

EXECUTIVE COMPENSATION

The following sections set forth information relating to, and analysis and discussion of, compensation paid by the company to:

•	Nigel W. Bennett, who was appointed as Chief Executive Officer in March 2008 and served as our Acting Chief Executive Officer and Chief Operating Officer between August 2007 and March 2008;

•	Shum Mukherjee, who served as our Executive Vice President and Chief Financial Officer during the year ended December 31, 2008; and

•	Mark Beariault, Michael Ivanchenko and Joel Zdepski, our three other most highly compensated executive officers as of December 31, 2008.

We collectively refer to these executive officers as our “named executive officers.”

COMPENSATION DISCUSSION AND ANALYSIS

Compensation Overview; Principles

The compensation and nominating committee of our board of directors has responsibility for establishing, implementing and regularly monitoring adherence to the principles by which the company determines compensation of its executive officers. Those principles seek to align the long-term interests of our company’s executive officers with those of our shareholders, with the ultimate goal of appropriately motivating and rewarding our executives in an effort to increase shareholder value. To that end, the compensation packages provided to our named executive officers generally include cash, equity and performance-based incentive compensation.

The compensation and nominating committee seeks to formulate a compensation package for each executive officer that is commensurate with the responsibilities and proven performance of that executive, and that is competitive relative to the compensation packages paid to executive officers with comparable experience, duties and responsibilities at other companies that are similarly situated in terms of industry, geography and financial position. The compensation and nominating committee believes that the company’s compensation packages must be designed and maintained at levels that enable the company to attract and retain key executive officers who are considered critical to our long-term success.

The compensation and nominating committee did not retain a compensation consultant to advise it in connection with its determination of the compensation paid to the named executive officers in 2008.

Role of Chief Executive Officer in Compensation Decisions

Although the compensation package of each named executive officer is within the discretion of and determined by the compensation and nominating committee and the board of directors, recommendations are obtained from the Chief Executive Officer as to each named executive officer’s total compensation package (other than that of the Chief Executive Officer). The Chief Executive Officer’s recommendations are based on his evaluation of the performance and contributions of the other named executive officers, given their respective areas of responsibility. When making recommendations, the Chief Executive Officer considers various qualitative factors such as:

•	named executive officer’s experience and overall effectiveness, including achievement of individual performance goals and contribution to the achievement of the company’s goals;

•	responsibilities assumed by the named executive officer, including as a result of any promotion;

•	named executive officer’s demonstrated leadership and management ability;

•	named executive officer’s compensation relative to other executive officers at our company and at other companies that are similarly situated in terms of industry, geography and financial position;

•	named executive officer’s years of service with our company; and

•	overall performance of the group for which the named executive officer is primarily responsible.

Setting Executive Compensation

In making its compensation decision for each named executive officer, the compensation and nominating committee considers the following:

•	each element of the named executive officer’s historical compensation, including salary, bonus, equity and perquisites and other personal benefits;

•	financial performance of our company compared to internal forecasts and budgets;

•	scope of the named executive officer’s responsibilities;

•	performance of the group reporting to the named executive officer;

•

compensation packages paid to executives with comparable experience, duties and responsibilities at other companies that are similarly situated in terms of industry, geography and financial position; and

•	as to each named executive officer (other than the Chief Executive Officer), the performance evaluations and compensation recommendations provided by the Chief Executive Officer.

Elements of Executive Compensation

The principal components of compensation for the named executive officers include:

•	base salary;

•	annual bonuses designed to reward achievement of individual and company performance goals;

•	equity incentive compensation;

•	matching contributions under our 401(k) plan; and

•	benefits under our health and welfare benefits plans.

Base Salary. The compensation and nominating committee reviews the base salaries of the named executive officers on an annual basis, as well as at the time of a promotion or other change in responsibilities. Historically, after establishing a named executive officer’s base salary, the compensation and nominating committee has limited increases to adjustments based on an evaluation of a named executive officer’s job performance, any changes in the scope of the named executive officer’s responsibilities, and the named executive officer’s salary level compared to other executive officers at our company. The performance evaluation of a named executive officer by the Chief Executive Officer as well as a review by the compensation and nominating committee of compensation data concerning other companies that are similarly situated in terms of industry, geography and financial condition are also significant factors in any salary decision.

Bonus. Individual bonuses paid to our named executive officers are determined by the compensation and nominating committee annually and are intended to serve both as an incentive for achieving individual and company performance goals and as a retention mechanism. Target bonuses for our senior vice presidents and above, other than the Chief Executive Officer, are generally 35% of their annual base salary. Pursuant to his employment agreement, the target bonus amount for the Chief Executive Officer in 2008 was $300,000, which target amount may change in subsequent years within the discretion of the compensation and nominating committee. The committee retains the discretion to award actual bonus amounts that are greater or less than the respective target bonus amounts based on individual and company performance and the other factors described above.

In August 2007, our board of directors approved the adoption of the 2007 Management Bonus Plan, which was a special bonus plan designed both to better align management with certain profitability targets established by our board of directors and as a management retention mechanism following the change in control of our company in January 2007. Participants in the 2007 Management Bonus Plan included our named executive officers, as well as other members of management. The profitability targets were based on cumulative net income of the company, as measured over any four consecutive fiscal quarters during the period commencing April 1, 2007 and ending December 31, 2009, with cumulative net income being based on net income as publicly reported in the financial statements of the company, subject to certain exclusions. The plan provided for bonus awards, comprised of a combination of a cash amount and a grant of restricted Class A ordinary shares pursuant to the company’s 2005 Incentive Plan. The 2007 Management Bonus Plan provided for the vesting of the restricted shares, and the right to receive the cash component, in each case on a pro rata basis, in accordance with the following schedule: (i) 62.5% upon our achievement of cumulative net income equal to or greater than zero, (ii) 12.5% upon our achievement of cumulative net income equal to or greater than $4,000,000, and (iii) 25% upon our achievement of cumulative net income equal to or greater than $6,000,000. All of the profitability targets under the 2007 Management Bonus Plan were achieved in May 2008, at which time restrictions as to the restricted shares lapsed and plan participants became eligible to receive payment of the cash component of the bonus awards.

For 2008, the compensation and nominating committee adopted an employee bonus plan that provided for bonus awards for our employees based on individual target bonus amounts that generally range from 5% to 35% of annual base salary, depending upon the level of employee. Actual bonus awards are determined in the discretion of the compensation and nominating committee and are based on achievement of individual and company performance goals, performance of the group in which the employee works and other factors deemed relevant by the committee. In making its determination concerning individual bonus awards (other than in respect of the bonus award for the Chief Executive Officer), the committee considers the performance evaluations and compensation recommendations provided by the Chief Executive Officer. See the Summary Compensation Table and Grants of Plan-Based Awards table below for the bonus amounts awarded to our named executive officers in 2008.

Equity Incentive Compensation. The compensation and nominating committee has historically sought to align the interests of the named executive officers with those of our shareholders by awarding share-based incentive compensation. The committee believes that this practice helps ensure that our management team has a continuing stake in our company’s long-term success. We do not have share ownership guidelines, and our equity incentive plans have generally been the principal means by which our executive officers acquire shares in our company.

The OpenTV Corp. 2005 Incentive Plan provides for the grant of a variety of incentive awards tied to our Class A ordinary shares, including stock options, restricted shares, stock appreciation rights and performance awards. The compensation and nominating committee reviews the company’s equity compensation practices on a regular basis and makes determinations as to whether to grant equity awards to employees. In 2008, no such equity awards were granted to our employees, except for restricted shares granted to our Chief Executive Officer pursuant to the terms and conditions of his employment agreement and, as described below, stock options granted to new employees that we hire from time to time. The compensation and nominating committee will continue to review the company’s equity compensation practices on a regular basis and may approve additional equity award grants to our employees in the future. See the Grants of Plan-Based Awards table below for equity incentive compensation awarded to our named executive officers in 2008.

Our compensation and nominating committee continues to grant stock options to our employees in connection with the commencement of their employment. The stock options generally vest over a four-year period and are awarded with an exercise price equal to fair market value on the date of grant, generally measured by reference to the closing sale price on that date of our Class A ordinary shares, as reported by The NASDAQ Stock Market. We do not coordinate the timing of our awards with the release of material non-public information.

Perquisites and Other Personal Benefits. Historically, our primary means of compensation to our executive officers were cash and share-based compensation. We have not generally elected to offer a significant amount of perquisites to our employees. During 2008, we provided some perquisites and personal benefits to our Chief Executive Officer, Nigel W. Bennett, as described below in the separate description of the employment arrangement we have with Mr. Bennett.

401(k) Plan. We maintain a 401(k) plan in which named executive officers may participate. During 2008, we matched 50% of participants’ contributions up to a maximum of $3,000. The amounts of matching contributions paid to our named executive officers are set forth below in the Summary Compensation Table. Participation in the 401(k) plan is available to all United States-based employees on a non-discriminatory basis.

Health and Welfare Benefits. We provide health, life and disability insurance and other employee benefits programs to our employees, including our named executive officers. The compensation and nominating committee is responsible for overseeing the administration of these programs and believes that the employee benefits programs should be generally comparable to those maintained by comparable companies so that we are able to attract and retain qualified employees. Our employee benefits plans are provided on a non-discriminatory basis to all employees, though depending upon the particular jurisdiction involved, our benefit plans may differ among the company’s regional offices, particularly those located outside of the United States.

Deductibility of Executive Compensation

In developing the compensation packages for the named executive officers, the compensation and nominating committee considered the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code. That provision prohibits the deduction of compensation of more than $1 million paid to certain executives, subject to certain exceptions. One exception is for performance-based compensation, including stock options granted under our OpenTV Corp. 2005 Incentive Plan. In order to maintain maximum flexibility in making compensation decisions and given the company’s current tax position, the compensation and nominating committee has not adopted a policy requiring all compensation to be deductible under Section 162(m).

REPORT OF COMPENSATION AND NOMINATING COMMITTEE

The compensation and nominating committee has reviewed the Compensation Discussion and Analysis and discussed it with management. Based on its review and discussions with management, the committee recommended to our board of directors that the Compensation Discussion and Analysis be included in the company’s 2009 proxy statement. This report is provided by the following directors, who comprise the compensation and nominating committee:

Submitted by the members of the compensation and

nominating committee:

Joseph Deiss (Chairman)

Jerry Machovina

Claude Smadja

Compensation Committee Interlocks and Insider Participation

No member of our compensation and nominating committee is or has been an officer or employee of OpenTV, or has engaged in any related party transaction in which OpenTV was a participant.

Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus(1)		Stock Awards(2)		Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	All Other Compensation		Total
Nigel W. Bennett	2008	$461,683	$300,000		$116,854	(4)	$74,358	$127,776	$216,433	(5)	$1,297,104
Chief Executive Officer	2007	$337,257	$33,300	(6)	$29,395	(7)	$102,284	—	$464,114	(8)	$966,350
	2006	$293,941	$102,879		—		$130,748	—	$325,277	(9)	$852,845

Shum Mukherjee	2008	$334,243	$117,000		$82,708	(10)	$85,449	$134,975	$3,000	(11)	$757,375
ExecutiveVicePresident & Chief Financial Officer	2007	$321,368	—		$29,732	(12)	$120,350	—	3,000	(11)	$474,450
	2006	$310,500	$108,675		—		$169,044	—	3,000	(11)	$591,219

Mark Beariault(13)	2008	$265,000	$105,000		$59,847	(14)	$23,273	$98,751	$3,000	(11)	$554,871
Senior Vice President, General Counsel and Secretary	2007	$240,000	—		$21,705	(15)	$35,743	—	3,000	(11)	$300,448

Michael Ivanchenko(13)	2008	$239,557	$70,721		$65,358	(16)	$41,900	$104,114	$26,160	(17)	$547,810
Senior Vice President, Worldwide Sales	2007	$228,136	—		$23,024	(18)	$60,047	—	$25,275	(19)	$336,482

Joel Zdepski(20)	2008	$267,000	$105,000		$58,134	(21)	$17,915	$89,005	$3,000	(11)	$540,054
Senior Vice President and General Manager, Middleware

(1)	Bonus compensation is displayed for the year such bonus was earned.
(2)	For financial reporting purposes, the compensation expense related to share-based payment awards was calculated in accordance with Statement of Financial Accounting Standards No. 123 (revised 2004) (SFAS 123R). However, as required for purposes of this presentation, the amounts shown in the table above exclude the impact of estimated forfeitures. For a description of the assumptions applied in these calculations, see Note 14 to our consolidated financial statements for the year ended December 31, 2008, which are included in our Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 10, 2009 (the “Form 10-K”).
(3)	Consists of cash amounts paid in 2008 under the 2007 Management Bonus Plan.

(4)	Consists of $61,089, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to 56,789 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan; $16,813, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to 100,000 restricted Class A ordinary shares granted in November 2008 pursuant to the terms of Mr. Bennett’s employment agreement; and $38,952, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to other equity awards granted in prior years under the company’s equity incentive plans.
(5)	Consists of a payment of $3,000 in connection with a matching contribution made to Mr. Bennett’s 401(k) plan account in 2008; a payment of $10,000 as an automobile allowance; and a payment of $203,433 on behalf of Mr. Bennett to U.S. and U.K. income tax authorities in respect of Mr. Bennett’s 2008 compensation. The tax-related payments were made as part of an expatriate package for Mr. Bennett in connection with his previous assignment to our London, U.K. office, which ended in August 2007.
(6)	Represents a bonus amount paid to Mr. Bennett as part of the compensation arrangement agreed in connection with his appointment as Acting Chief Executive Officer in August 2007.
(7)	Consists of $27,157, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2007 with respect to 56,789 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan, and $2,238, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2007 with respect to equity awards granted in 2007 and prior years under the company’s equity incentive plans.
(8)	Represents a payment of $3,000 in connection with a matching contribution made to Mr. Bennett’s 401(k) plan account in 2007, $1,743 for medical expenses, $96,925 for housing and car allowance, $240 for reimbursement of tuition fees for his children and $4,895 in other expenses. These payments were made as part of an expatriate package for Mr. Bennett in connection with his assignment to our London, U.K. office, which ended in August 2007. The company also paid a total of $357,311 on behalf of Mr. Bennett to U.S. and U.K. income tax authorities as part of his expatriate package.
(9)	Represents a payment of $3,000 in connection with a matching contribution made to Mr. Bennett’s 401(k) plan account in 2006, $750 for tax preparation, $131,246 for housing and car allowance and $52,223 for reimbursement of tuition fees for his children. The company also paid a total of $138,058 on behalf of Mr. Bennett to U.S. and U.K. income tax authorities. These payments were made as part of an expatriate package for Mr. Bennett in connection with his assignment to our London, UK office, which ended in August 2007.
(10)	Consists of $64,531, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to 59,989 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan, and $18,177, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to equity awards granted in prior fiscal years under the company’s equity incentive plans.
(11)	Represents a payment of $3,000 in connection with a matching contribution made to such individual’s 401(k) plan account in the fiscal year.
(12)	Consists of $28,688, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2007 with respect to 59,989 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan, and $1,044, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2007 with respect to equity awards granted in 2007 and prior fiscal years under the company’s equity incentive plans.
(13)	Compensation information has been excluded for 2006 only because the executive officer did not qualify as a named executive officer in 2006.
(14)	Consists of $47,188, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to 43,867 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan, and $12,659, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to equity awards granted in prior fiscal years under the company’s equity incentive plans.

(15)	Consists of $20,978, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2007 with respect to 43,867 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan, and $727, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2007 with respect to equity awards granted in 2007 and prior fiscal years under the company’s equity incentive plans.
(16)	Consists of $49,777, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to 46,273 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan, and $15,581, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to equity awards granted in prior fiscal years under the company’s equity incentive plans.
(17)	Represents a payment of $11,450 to Australian tax authorities in respect of Mr. Ivanchenko’s 2008 compensation and an automobile allowance of $14,710.
(18)	Consists of $22,128, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2007 with respect to 46,273 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan, and $896, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2007 with respect to equity awards granted in 2007 and prior fiscal years under the company’s equity incentive plans.
(19)	Represents a payment of $10,814 to Australian tax authorities in respect of Mr. Ivanchenko’s 2007 compensation and an automobile allowance of $14,461.
(20)	Compensation information has been excluded for 2007 and 2006 only because the executive officer did not qualify as a named executive officer in 2007 or 2006.
(21)	Consists of $42,553, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to 39,558 restricted Class A ordinary shares granted in August 2007 under the 2007 Management Bonus Plan, and $15,581, which represents the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to equity awards granted in prior fiscal years under the company’s equity incentive plans.

Executive Compensation Arrangements

Employment Agreement with Chief Executive Officer

In November 2008, we entered into a new employment agreement with Nigel (Ben) Bennett, who has served as our Chief Executive Officer since March 2008 and our Acting Chief Executive Officer since August 2007. Under the employment agreement, Mr. Bennett’s annual salary, effective as of March 2008, is $475,000. An annual target bonus amount will be established by our compensation and nominating committee prior to the year in which such bonus applies. For 2008, Mr. Bennett’s target bonus was $300,000. Under the employment agreement, we agreed to grant Mr. Bennett 100,000 restricted Class A ordinary shares under the OpenTV Corp. 2005 Incentive Plan. Such shares are subject to the terms and conditions of a restricted share agreement, which terms and conditions include, among other things, restrictions on the sale, transfer or assignment of such shares that lapsed as to one-third of such shares on March 5, 2009 and that will lapse as to an additional one-third of such shares on each of March 5, 2010 and March 5, 2011. In addition, we agreed to grant to Mr. Bennett, subject to the availability of sufficient shares under our 2005 Incentive Plan, awards of 100,000 restricted Class A ordinary shares on the first business day following each of January 1, 2009, January 1, 2010 and January 1, 2011. The restrictions in respect of each grant will lapse as to one-third of the restricted shares on each anniversary of the applicable grant date over a three-year period. We also agreed to reimburse Mr. Bennett for lease payments and reasonable operating expenses for a company car.

Mr. Bennett’s employment agreement provides for an initial term of employment of one year and will automatically renew for successive one-year periods, unless either Mr. Bennett or we give notice of non-renewal at least twelve (12) months prior to the end of the then current employment term. Notwithstanding the notice requirement, we may relieve Mr. Bennett of his employment duties during the notice period, provided that we pay him a lump sum equal to the amount of his base salary that Mr. Bennett would have earned had he remained employed during the notice period. If Mr. Bennett’s employment is terminated by us other than for cause, death or disability or if Mr. Bennett resigns his employment due to a material reduction in his base salary or his authority, duties or responsibilities, then Mr. Bennett would receive the following:

•	payment for all unpaid salary, reimbursable business expenses not theretofore paid and accrued vacation time up to the date of termination;

•

a lump sum payment equal to 12 months of his then current annual salary and, in lieu of any bonus payment, a lump sum payment equal to 65% of his annual salary then in effect (plus, in the event that we have relieved Mr. Bennett of his duties during the notice period described above, an additional lump sum in lieu of any bonus payment for the notice period that is calculated in the same manner but pro rated for the period of time during which he was so relieved);

•

immediate removal of restrictions on sale, transfer or assignment applicable to any of our restricted shares held by Mr. Bennett, which restrictions would have lapsed during the 12-month period following termination;

•

on the 12-month anniversary of the date of termination, removal of any remaining restrictions on sale, transfer or assignment applicable to any of our restricted shares issued to Mr. Bennett under the terms of the employment agreement;

•	immediate vesting of any stock options granted prior to termination that would have vested during the 12-month period following termination;

•	continued exercisability of vested stock options until the earlier of the 12-month anniversary of the date of termination and the applicable expiration of such stock options; and

•	reimbursement of a portion of his health coverage payments for up to 12 months after termination.

If Mr. Bennett’s employment is terminated due to his death or disability, as those terms are defined in his employment agreement, then Mr. Bennett would receive the following:

•	payment for all unpaid salary, reimbursable business expenses not theretofore paid and accrued vacation time up to the date of termination;

•

a lump sum payment equal to 6 months of his then current annual salary and, in lieu of any bonus payment, a lump sum payment equal to 65% of his then current annual salary pro rated for the number of months worked during the applicable calendar year before the termination date; and

•	immediate vesting of all restricted shares granted under the terms of the employment agreement.

Our payment of the foregoing benefits is contingent upon Mr. Bennett, or if applicable his estate or legal representative, signing a full and complete waiver and release in our favor. No benefits are payable upon any termination of Mr. Bennett for cause or if Mr. Bennett resigns other than for good reason, as those terms are defined in the employment agreement.

In December 2007, we entered into a letter agreement with Mr. Bennett that governed the terms of his employment as Acting Chief Executive Officer until his appointment as Chief Executive Officer in March 2008. The terms of that letter agreement provided for an annual salary of $400,000 and a target bonus amount equal to 60% of his annual base salary.

Employment Letter Agreements with Other Named Executive Officers

We have also entered into letter agreements with Mark Beariault, Michael Ivanchenko, Shum Mukherjee and Joel Zdepski, our other named executive officers. Pursuant to these letter agreements, these named executive officers are employees at-will. However, if the employment of any such named executive officer is terminated by us other than for “cause,” as defined in the letter agreements, or as a result of a material reduction in duties or responsibilities or base salary, then the applicable named executive officer would receive the following:

•	payment for all unpaid salary, reimbursable business expenses not theretofore paid and accrued vacation time up to the date of termination;

•

salary continuation for a period of six months after termination, unless such termination is within 12 months of a “change in control” (as defined in the employment letters), in which case such individual would be entitled to receive 12 months of salary;

•

continued vesting of stock options for a period of six months after termination, unless such termination is within 12 months of a “change in control,” in which case such individual would be entitled to receive 12 months of vesting; and

•	continued exercisability of stock options for a period of 90 days following the date on which the last stock options referred to in the preceding bullet point shall have vested.

In addition, these letter agreements, other than Mr. Ivanchenko’s agreement, contain an agreement not to compete with the business of our company for a period of one year from termination.

Grants of Plan-Based Awards

The following table contains information regarding grants of plan-based awards to our named executive officers during the year ended December 31, 2008.

Name	Grant Date	Estimated Future Payouts Under Equity Incentive Plan Awards		Grant Date Fair Value of Stock Awards
Nigel (Ben) Bennett(1)	November 11, 2008	100,000	(2)	$115,000	(3)

(1)	Mr. Bennett was the only named executive officer to receive an equity award grant during the year ended December 31, 2008. The award was made pursuant to the terms of Mr. Bennett’s employment agreement dated November 5, 2008.
(2)	Consists of restricted Class A ordinary shares granted under our 2005 Incentive Plan that are restricted from sale, transfer or assignment; restrictions as to 1/3 of such shares lapse on each of March 5, 2009, 2010 and 2011.
(3)	Represents the grant date fair value of the restricted Class A ordinary shares granted. The SFAS 123R compensation expense related to this grant that was recognized for financial statement reporting purposes during 2008 was $16,813.

Outstanding Equity Awards at Fiscal Year-End

The following table contains information regarding equity awards outstanding as of December 31, 2008 for the named executive officers. Stock options issued under our equity incentive plans generally vest over four years, with 25% vesting on the first anniversary of the grant date and an additional 1/48th vesting thereafter on a monthly basis over the remaining three years. Stock options that were granted under our 2003 Incentive Plan through the end of 2004, however, generally vest over five years, with 25% vesting on the second anniversary of the date of grant and 25% yearly thereafter for the remaining three years.

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price		Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares	Equity Incentive Plan Awards: Market Value of Unearned Shares(1)
Nigel W. Bennett	54,560 27,496 20,000 20,496 20,000 15,000 93,750 66,666	— — — — — 5,000 6,250 33,334	$ $ $ $ $ $ $ $	15.03 43.27 9.72 4.77 1.63 2.99 2.84 2.84	8/11/2009 6/30/2010 1/10/2011 10/1/2011 6/03/2013 3/23/2014 3/31/2015 4/04/2016	112,500 100,000	$ $	138,375 123,000

Shum Mukherjee	131,250 66,666	18,750 33,334	$ $	2.81 2.84	6/08/2015 4/04/2016	52,500		$64,575

Mark Beariault	12,500 9,375 38,333 16,666	— 3,125 1,667 8,334	$ $ $ $	3.42 2.99 2.70 2.84	11/24/2013 3/23/2014 2/18/2015 4/04/2016	36,562		$44,971

Michael Ivanchenko	10,000 1,400 10,551 4,000 9,375 67,500 33,333	— — — — 3,125 4,500 16,667	$ $ $ $ $ $ $	19.00 54.25 9.72 1.63 2.99 2.84 2.84	11/19/2009 7/17/2010 1/10/2011 6/03/2013 3/23/2014 3/31/2015 4/04/2016	45,000		$55,350

Joel Zdepski	30,000 20,000 15,000 9,832 9,375 38,333 12,000	— — — — 3,125 1,667 6,000	$ $ $ $ $ $ $	1.05 6.00 54.25 9.72 2.99 2.70 2.84	2/10/2009 8/13/2009 7/17/2010 1/10/2011 3/23/2014 2/18/2015 4/4/2016	45,000		$55,350

(1)	Calculated based on the closing price of the company’s Class A ordinary shares on December 31, 2008, which was $1.23 as reported by The NASDAQ Stock Market.

Option Exercises and Stock Vested

The following table sets forth information regarding the exercise of vested options and the lapse of restrictions on restricted shares held by the named executive officers, in each case, during the year ended December 31, 2008.

	Option Awards		Stock Awards
Name(1)	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting
Nigel W. Bennett	—	—	94,289	$115,633
Shum Mukherjee	—	—	77,489	$97,161
Mark Beariault	—	—	56,054	$56,588
Michael Ivanchenko	—	—	61,273	$76,642
Joel Zdepski	—	—	54,558	$67,980

(1)	None of our named executive officers exercised stock options during the year ended December 31, 2008.

Potential Payments upon Termination or Change in Control

Some of our named executive officers, who are currently employed by the company, have contractual rights to severance or change in control payments under their employment agreements. For a description of potential payments upon termination or change in control, please see the information included above under “Executive Compensation Arrangements—Employment Agreement with our Chief Executive Officer” and “—Employment Letter Agreements with Other Named Executive Officers.” In addition, these named executive officers hold stock options issued under our stock option plans and the vesting of options issued under those plans may be accelerated, under certain circumstances, upon or in connection with a change in control of the company, including any change in control transaction in which such stock options are not assumed or substituted by the surviving entity in such a manner that the option holder retains, as nearly as may be practicable, substantially equivalent value taking into account, to the extent applicable, the kind and amount of securities, cash or other assets into or for which the Class A ordinary shares of the company may be changed, converted or exchanged in connection with the transaction.

Compensation of Directors

During the year ended December 31, 2008, each of our non-management directors was entitled to receive an annual retainer of $50,000 for serving on our board of directors, $10,000 for serving on the audit committee of the board, $5,000 for serving on the compensation and nominating committee of the board and $10,000 for serving on the executive committee of the board. In addition, the chairman of the audit committee was entitled to receive an annual retainer of $20,000, and the chairman of the compensation and nominating committee was entitled to receive an annual retainer of $10,000. In lieu of the foregoing amounts, our Chairman of the Board was entitled to receive an annual retainer of $120,000 and our Vice Chairman was entitled to receive an annual retainer of $100,000, in each case for his service to the board during 2008. The annual retainers were paid, subject to continued service as a director, in quarterly installments during 2008. If applicable, payments to directors were made on a pro rata basis to reflect the actual period of service of such directors during the year. During 2008, each of our non-management directors, other than our Chairman and Vice Chairman of the Board, also received a stipend of $1,500 for each non-regularly scheduled in-person board or committee meeting attended and $750 for each non-regularly scheduled telephonic board or committee meeting attended. All of our directors were reimbursed for actual expenses they incurred to attend board and committee meetings.

Non-management directors, other than our Chairman of the Board, were eligible to receive an option to purchase 10,000 Class A ordinary shares in 2008. The exercise price of such stock options was equal to the fair market value of our Class A ordinary shares on the date of grant. The vesting schedule for these options was four years, with twenty-five percent (25%) vesting on the first anniversary of the grant date and an additional 1/48th vesting thereafter on a monthly basis over the remaining three years. Each option has a ten-year term unless earlier terminated. The options remain exercisable as to vested shares for up to ninety days following the optionee’s termination of service as a director, unless such termination is a result of death or of total and permanent disability, in which case the options remain exercisable for up to a one-year period. For his service to the board during 2008, our Chairman of the Board received a grant of 50,000 Class A ordinary shares in March 2008, which are restricted from sale or transfer for a four-year period.

Director Compensation Table

The following table sets forth the compensation paid to our directors during the year ended December 31, 2008.

Name(1)	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Option Awards ($)(2)(3)	Total
André Kudelski	$120,000	$23,600	(4)	—	$143,600
James Chiddix	$100,000	—		$5,020	$105,020
Joseph Deiss	$92,500	—		$5,020	$97,520
Lucien Gani	$50,750	—		$5,020	$55,770
Jerry Machovina	$72,500	—		$19,883	$92,383
Mercer Reynolds(5)	$25,000	—		$5,020	$30,020
Pierre Roy	$50,000	—		$5,020	$55,020
Mauro Saladini	$61,500	—		$1,333	$62,833
Claude Smadja	$66,500	—		$5,020	$71,520
Eric Tveter	$87,500	—		$4,799	$92,299

(1)	Nigel Bennett, our Chief Executive Officer, was appointed as a member of the board of directors in November 2008. Mr. Bennett did not receive any compensation for his service as a director because he is also a member of management. Alex Osadzinski was appointed as a member of the board of directors in August 2009. Accordingly, he did not receive any compensation from us during the year ended December 31, 2008.
(2)	The amounts shown reflect the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 with respect to equity awards granted in 2008 and in prior fiscal years. However, as required for purposes of this presentation, the amounts shown in the table above exclude the impact of estimated forfeitures. For a description of the assumptions applied in these calculations, see Note 14 to our consolidated financial statements for the year ended December 31, 2008, which are included in our Form 10-K.
(3)	On March 14, 2008, each of our non-management directors, other than the Chairman of our Board, received an option to purchase 10,000 of our Class A ordinary shares. The exercise price of each such stock option is $1.18 per share, the closing price of our Class A ordinary shares on the date of grant, as reported by The NASDAQ Stock Market.
(4)	The value of the 50,000 restricted shares issued to Mr. Kudelski reflects the SFAS 123R compensation expense recognized for financial statement reporting purposes for 2008 and was not reduced to take into account any estimated forfeitures related to service-based vesting conditions.
(5)	Mr. Reynolds did not stand for reelection as a director at our 2008 annual meeting of shareholders held in June 2008.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following describes certain agreements we have with certain of our significant shareholders and describes certain transactions or proposed transactions involving related parties and us from January 2008 through the date of this proxy statement. We believe that the terms of each of these agreements are no less favorable to us than terms we would have obtained in arm’s length negotiations with unaffiliated third parties. Prior to entering into any related party transaction, the company, and if applicable the audit committee of the board of directors, reviews and approves the proposed transaction in light of applicable law, NASDAQ Stock Market Rules, our Code of Business Conduct and Ethics and other appropriate considerations.

Stock Purchase Transaction between Kudelski and Liberty Media

On January 16, 2007, Kudelski completed a stock purchase transaction with Liberty Media Corporation (“Liberty Media”), pursuant to which Kudelski acquired substantially all of our Class A and Class B ordinary shares owned by Liberty Media. As of March 31, 2009, Kudelski’s total ownership represented approximately 32.3% of the economic interest and approximately 77.2% of the voting power of our ordinary shares on an undiluted basis. We were not a direct party to that transaction, but we entered into an agreement with Liberty Media in February 2006 that provided for us to receive a portion of any premium received by Liberty Media in any sale of its stake in our company. Pursuant to that agreement, we received a total of approximately $19.7 million in cash from Liberty Media in connection with the stock purchase transaction, $14.3 million of which we received in February 2008 after the expiration of the indemnity period specified in the stock purchase agreement between Liberty Media and Kudelski. During the year ended December 31, 2008, we also received approximately $0.1 million in interest income related to the unpaid capital contribution from Liberty Media. No further amounts are due to us under the terms of such agreement between us and Liberty Media.

Commercial Arrangements with Affiliates of Kudelski

We offer products and services that are complementary to some of the products and services offered by Kudelski, our controlling shareholder, and some of its affiliates, including Nagravision SA and its subsidiaries. As a result, we have many of the same customers as Kudelski and its other affiliates. Historically, even prior to Kudelski becoming our controlling shareholder, we sold products and professional services to Nagravision in support of their efforts to sell conditional access products to network operator customers who had deployed or wished to deploy OpenTV’s middleware products. During the year ended December 31, 2008, we recognized $6.4 million of royalties and licenses revenues and $1.3 million of services and other revenues from Nagravision S.A.; $0.7 million of royalties and licenses revenues and $0.1 million of services and other revenues from Nagra Trading S.A.; and $0.1 million of royalties and licenses and services and other revenues from Nagra France SAS. These entities are subsidiaries of Kudelski.

In February 2008, we signed a multi-year license and distribution agreement with Nagravision SA, which enables Nagravision to market and sublicense our middleware products, services and maintenance and support programs to cable, satellite and telecommunications network operators around the world. The agreement specifies the applicable license, support and professional services fees that are payable by Nagravision to OpenTV in connection with the license and distribution of our middleware products under the agreement. The terms and conditions set forth in the agreement, including the fees payable by Nagravision, are generally consistent with the terms and conditions offered by OpenTV to other distributors, including other conditional access providers. The total amount of license, support and services fees payable to OpenTV under this agreement is dependent upon the number of network operator customers sublicensed by Nagravision, the number of set-top boxes containing OpenTV middleware deployed by such customers and the amount of professional services requested by Nagravision. As of March 31, 2009, Nagravision has sublicensed our products under the terms of this agreement to Reliance Communications in India, Portugal Telecom and TV Cabo in Portugal and Canal Digitaal in the Netherlands. In March 2008, we also signed a master services agreement with Nagravision, which includes the specific terms and conditions that apply to professional services provided from time to time by OpenTV for Nagravision. Unless otherwise agreed, professional services performed by OpenTV will be billed on a time and materials basis at a daily rate that is competitive with the rates we charge our other customers. During the three months ended March 31, 2009, we recognized $1.8 million in revenue under these arrangements with Nagravision.

Indemnification Agreements with Directors and Executive Officers

We have entered into customary indemnification agreements with some of our executive officers and directors and expect to continue to do so in the future if new officers or directors join our company.

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)	Sections 176 and 179 of the British Virgin Islands Business Companies Act, 2004, as amended.

(e)	Excerpts from Definitive Proxy Statement on Schedule 14A filed by OpenTV Corp. on September 8, 2009 (incorporated herein by reference to Annex A of the Statement).

(g)	None.